UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-40199

Greenbrook TMS Inc.

(Translation of the registrant’s name into English)

890 Yonge Street, 7th Floor

Toronto, Ontario

Canada M4W 3P4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

The information contained in this Report on Form 6-K is incorporated by reference into Greenbrook TMS Inc.’s registration statement on Form F-3 (File No. 333-264067).

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Additional Subordinated Convertible Promissory Notes Issued to Madryn

On September 1, 2023, Greenbrook TMS Inc. (the “Company”) issued and sold $1.5 million aggregate principal amount of Subordinated Convertible Notes (as defined in the Company’s press release dated August 15, 2023, filed as Exhibit 99.1 to the Company’s Report on 6-K filed on August 15, 2023) to certain affiliates of Madryn Fund Administration, LLC (“Madryn”). The additional Subordinated Convertible Notes issued to Madryn on September 1, 2023 will form the same series as the $2 million aggregate principal amount of Subordinated Convertible Notes issued to Greybrook Health Inc. and Madryn on August 15, 2023 and the $2.75 million aggregate principal amount of Subordinated Convertible Notes issued to the holders of Insider Notes (as defined in the Company’s management discussion and analysis for the three and six months ended June 30, 2023) on August 28, 2023. Accordingly, as of September 1, 2023, there is $6.25 million aggregate principal amount of Subordinated Convertible Notes issued and outstanding.

Cautionary Note Regarding Forward-Looking Information

Certain statements contained in this Form 6-K, including statements regarding the Subordinated Convertible Notes, may constitute “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information”). Forward-looking information may relate to the Company’s future financial and liquidity outlook and anticipated events or results and may include information regarding the Company’s business, financial position, results of operations, business strategy, growth plans and strategies, technological development and implementation, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding the Subordinated Convertible Notes may be forward-looking information. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “should”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that the Company considered appropriate and reasonable as of the date such statements were made. It is also subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, risks relating to the ongoing restructuring plan, risks relating to our ability to satisfy cash requirements necessary to operate our business and remain in compliance with our credit facility and the potential acceleration of indebtedness; including as a result of an unfavorable decision in respect of ongoing litigation, macroeconomic factors such as inflation and recessionary conditions, as well as the factors described in greater detail in the “Risk Factors” section of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022, in the “Risks and Uncertainties” section of the Company’s management’s discussion and analysis for the three and six months ended June 30, 2023 and 2022, and in the Company’s other materials filed with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission from time to time, available at www.sedar.com and www.sec.gov, respectively. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking information contained in this Form 6-K are made as of the date of this Form 6-K, and the Company expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREENBROOK TMS INC.

Date: September 1, 2023	By:	/s/ Bill Leonard
Name: Bill Leonard
Title: President & CEO